January 29, 2024

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0306
Attention: Aisha Adegbuyi and Christian Windsor

Re: Nicholas Financial, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 10, 2023
File No. 333-275704

Ladies and Gentlemen:

On behalf of Nicholas Financial, Inc. (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission Amendment No. 2 to the above‑captioned registration statement on Form S‑4 (the “Registration Statement”), which is marked to show changes from the Registration Statement that was filed with the Commission on January 10, 2024.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Ms. Irina Nashtatik, dated January 22, 2024. The responses are numbered to correspond with the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors, page 14

1. The transactions contemplated in this S‑4 would appear to result in Nicholas becoming a shell company, as defined by Securities Act Rule 405. Revise your risk factors section to discuss the risks to shareholders of owning a company that becomes a shell. Also, make changes to your disclosure to clarify if the Board considered shell company status in recommending the sale and redomestication.

Response: The risk factors on page 16 of the proxy circular/prospectus have been revised in response to this comment with respect to the risk of the Registrant becoming a shell company as a result of the Loan Portfolio Sale. The risk factor does not mention the domestication proposal, because the domestication proposal alone would not result in the Registrant becoming a shell company under Securities Act Rule 405. Disclosure regarding the Board’s consideration of shell company status with respect to the Loan Portfolio Sale has been added on page 45 in response to this comment. The Board did not consider shell company status with respect to the domestication proposal as the domestication itself would not result in the Registrant becoming a shell company under Securities Act Rule 405 and, accordingly, no disclosure has been added.

Risks Relating to the Loan Portfolio Sale, page 15

2. We note your response to prior comment 2. Please provide a revised response that clarifies, if true, that the Board did not consider the fair value analysis of the third‑party expert in its meetings to consider the loan sale, or to recommend that shareholders approve the sale. Similarly, please confirm that the directors did not rely upon the fair value analysis for purposes of the BCBCA for determining if they met their fiduciary duty.

Response: The Registrant confirms that the third party’s report was ordered and used for required accounting and financial reporting purposes to determine the “fair value” of the Registrant’s finance receivables for the disclosure in the last table of Note 8 to the Registrant’s financial statements included in its Report on Form 10-Q for the quarterly period ended September 30, 2023. The Registrant further confirms that this report was (i) provided to the Board for informational purposes related only to the Registrant’s financial reporting; (ii) this report was not considered by the Board in its meetings for purposes of the Loan Portfolio Sale or its recommendation to shareholders to approve the Loan Portfolio Sale; and (iii) this report and its fair value analysis is limited to the Registrant’s financial reporting was not relied upon by the Board for purposes of the BCBCA for determining if they met their fiduciary duty.

3. We note your response to prior comment 6 and reissue in part. We note your disclosure, on page 43, that “[a]ssuming closing of the Loan Portfolio Sale, [you] intend to explore strategic alternatives for the use of the net proceeds from the sale and seek to maximize the value of deferred tax assets, including net operating losses, available to the Corporation. The overall timeframe and structure of the Corporation’s restructuring remains uncertain.” We also note that the Board considered “alternatives and transactions involving the Corporation as a whole, such as a merger, reverse merger, sale of assets, strategic partnership or other business combination transaction, that would have a reasonable likelihood of providing value to [your] shareholders over time in excess of the amount, if any, the shareholders would receive in a liquidation.” Revise this risk factor to clarify whether the board found any of these options viable and whether there are concrete plans to liquidate and distribute funds. Further, revise this risk factor to explain what exactly the board plans to do with the funds that are received upon the completion of the purchase agreement.

Response: The risk factors on page 15 of the proxy circular/prospectus have been revised in response to this comment.

Where You Can Find More Information, page 52

4. We note your response to prior comment 7 and reissue. Please revise this section to include the hyperlinks to the documents, including your 10‑K and 10‑Q’s that were incorporated by reference on page 52. Please refer to Securities Act Rule 411.

Response: The section has been revised to include hyperlinks in response to this comment.

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to Amendment No. 1 to the Registration Statement. Please feel free to contact Anthony Scioli at (402) 231-8735 or anthony.scioli@kutakrock.com or me at (402) 231‑8744 or mark.ellis@kutakrock.com if you need anything further in connection with this matter.

Sincerely, /s/ Mark A. Ellis Mark A. Ellis